

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Giovanni Caforio, M.D.
Chairman and Chief Executive Officer Officer
Bristol-Myers Squibb Company
430E. 29th Street, 14FL
New, York, New York 10016

  Re: Bristol-Myers Squibb Company
    Form 10-K for Fiscal Year Ended December 31, 2020
    Filed February 10, 2021
    File No. 001-01136

Dear Dr. Caforio:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures , page 53

1. In your determination of net earnings attributable to BMS on a non-GAAP basis, you exclude "R&D charges or other income resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights." In this regard, your statement that "similar charges or gains were recognized in prior periods and will likely occur in future periods" appears to indicate that these R&D charges are inherently recurring in nature. Please explain the factors that you considered in concluding that exclusion of these charges complied with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Revise your non-GAAP presentation accordingly. In addition, describe how you distinguish between acquired IPR&D with an alternative future use and acquired IPR&D with no alternative future use.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Frank Wyman at 202-551-3660 or Li Xiao at 202-551-4391 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences